# Form 604

**Corporations Act 2001**
**Section 671B**

## Notice of change of interests of substantial holder

| | |
|---|---|
| To Company Name/Scheme | Prana Biotechnology Limited |
| ACN/ARSN | 080 699 065 |

**1. Details of substantial holder (1)**

| | |
|---|---|
| Name | Jagen Nominees Pty Ltd |
| ACN/ARSN (if applicable) | 49 308 321 831 |

| | |
|---|---|
| There was a change in the interests of the substantial holder on | 28 / 05 / 2008 |
| The previous notice was given to the company on | 19 / 10 / 2007 |
| The previous notice was dated | 19 / 10 / 2007 |

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Ordinary Shares | 15,409,060 | 8.89% | 15,409,060 | 7.65% |
| | | | | |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| Dilution of shareholding | due to the issue of | new PBT shares | NIL | NIL | NIL |
| | | | | | |
| | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Jagen Nominees Pty Ltd | Jagen Nominees Pty Ltd | Jagen Nominees Pty Ltd | ordinary shares | 15,409,060 | 15,409,060 |
| | | | | | |
| | | | | | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| NIL | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Jagen Nominees Pty Ltd | Level 9 South, 161 Collins Street, Melbourne, Victoria, 3000 |
| | |

## Signature

| | | | |
|---|---|---|---|
| print name | Bori Liberman | capacity | Director |
| sign here | | date | 28 / 05 / 2008 |

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.